SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G



                 Under the Securities Exchange Act of 1934
                           (Amendment No._____ )*



                        Essex Properties Trust, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 297178105
                            --------------------
                               (CUSIP Number)


                             December 31, 2001
--------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                 |X|      Rule 13d-1(b)
                 |_|      Rule 13d-1(c)
                 |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 7 pages

---------------------------                           --------------------------
CUSIP No.  297178105                  13G                 Page 2 of 7 Pages
----------------------------                          --------------------------


--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    Security Capital Group Incorporated
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Maryland
--------------------------------------------------------------------------------

         NUMBER OF                 5       SOLE VOTING POWER
           SHARES
        BENEFICIALLY                       -0- Shares
          OWNED BY              ------------------------------------------------
            EACH                   6       SHARED VOTING POWER
         REPORTING
           PERSON                          1,738,540 Shares of Common Stock
            WITH                ------------------------------------------------
                                   7       SOLE DISPOSITIVE POWER

                                           -0- Shares
                                ------------------------------------------------
                                   8       SHARED DISPOSITIVE POWER

                                           1,738,540 Shares of Common Stock
--------------------------------------------------------------------------------
     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,738,540 Shares of Common Stock
--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
-------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  9.44% of the Shares of Common Stock
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

                         HC
--------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                             Page 2 of 7 pages

------------------------------                       ---------------------------
CUSIP No.  297178105                 13G                    Page 3 of 7 Pages
------------------------------                       ---------------------------


--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
               Security Capital Research & Management Incorporated
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------

         NUMBER OF                 5       SOLE VOTING POWER
           SHARES
        BENEFICIALLY                       -0- Shares
          OWNED BY              ------------------------------------------------
            EACH                   6       SHARED VOTING POWER
         REPORTING
           PERSON                          1,738,540 Shares of Common Stock
            WITH                ------------------------------------------------
                                   7       SOLE DISPOSITIVE POWER

                                           -0- Shares
                                ------------------------------------------------
                                   8       SHARED DISPOSITIVE POWER

                                           1,738,540 Shares of Common Stock
--------------------------------------------------------------------------------
     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,738,540 Shares of Common Stock
--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
--------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               9.44% of the Shares of Common Stock
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*
                           IA
--------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




                             Page 3 of 7 pages

Item 1  (a).     Name of Issuer:

                 Essex Properties Trust, Inc.

        (b).     Address of Issuer's Principal Executive Offices:

                 925 East Meadow Drive, Palo Alto, California 94303

Item 2 (a).       Name of Person Filing:

                 Security Capital Group Incorporated, a corporation organized and existing under the laws of Maryland ("SCGI").

        (b).     Address of Principal Business Office or, if None, Residence:

                 125 Lincoln Avenue, Santa Fe, New Mexico 87501

        (c).     Citizenship:

                 Maryland

       (d).      Title of Class of Securities:

                 Common Stock, $.01 par value per share

       (e).      CUSIP Number:

                 297178105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

                 (a) [ ] Broker or dealer registered under Section 15 of the
                         Exchange Act;
                 (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;
                 (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
                 (d) [ ] Investment company registered under Section 8 of the
                         Investment Company Act;
                 (e) [ ] An investment adviser in accordance with Rule 13d-1(b)
                         (1)(ii)(E);
                 (f) [ ] An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F);
                 (g) |X| A parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G);
                 (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
                 (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
                 (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).




                             Page 4 of 7 pages

Item 4.          Ownership.

       (a).      Amount Beneficially Owned:

                 SCGI beneficially owns 1,738,540 shares of Common Stock by virtue of its position as the parent of Security Capital Research & Management Incorporated.

       (b).      Percent of Class:

                 9.44% of the Common Stock determined in accordance with the provisions of Rule 13d-1 promulgated under the Act.

       (c).      Number of shares as to which such person has:

                 (i).     Sole power to vote or to direct the vote:

                          None.

                 (ii).    Shared power to vote or to direct the vote:

                          SCGI has shared power to vote or direct the vote of 1,738,540 shares of Common Stock.

                 (iii).   Sole power to dispose or to direct the disposition of:

                          None.

                 (iv). Shared power to dispose or to direct the disposition of:

                          SCGI has shared power to dispose or to direct the disposition of 1,738,540 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

                 Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                 Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. No one person's interest in the Common Stock is more than five percent of the total outstanding Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 See attached Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

                 Not applicable.




                             Page 5 of 7 pages

Item 9.  Notice of Dissolution of a Group.

                 Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2002


                                          SECURITY CAPITAL GROUP INCORPORATED




                                          By:  /s/ David T. Novick
                                             -----------------------------------
                                          Name:    David T. Novick
                                          Title:   Senior Vice President



                             Page 6 of 7 pages

                                 EXHIBIT A


         Pursuant to the instructions in Item 7 of this Schedule 13G, the identity and the Item 3 classification of the relevant subsidiary are:
Security Capital Research & Management Incorporated, 11 S. LaSalle Street, 2nd Floor, Chicago, Illinois 60603, an indirect wholly-owned subsidiary of Security Capital Group Incorporated and a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.



                             Page 7 of 7 pages